Exhibit 99.1

POPLAR GROVE OPERATIONS UPDATE

•	Underground mining progressing well, with the coal face and roof support operations performing as expected. The mine development contractor has demobilised.

•	Initial RoM coal volumes being brought to the surface are lower than forecast due to a new MSHA directive limiting operations to one loader.

•	Consequently, the Company has decided to bring forward installation of the slope conveyor.

•	Due to the installation of the slope conveyor first coal sales are now expected to be in the week of April 22.

•	Despite delaying first coal sales, bringing forward installation of the slope conveyor will eliminate the haulage bottleneck currently limiting the mine’s production ramp-up.

•	Underground connection to the intake ventilation shaft will be made this week, allowing the establishment of the permanent ventilation system.

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) advises that in the initial ramp up phase, underground mucking and transportation of Run of Mine (“RoM”) material to the surface has to-date been undertaken using underground loaders, rather than a permanent slope conveyor. RoM volumes being brought to the surface are lower than expected due to an MSHA directive last week limiting operations to one loader.

Consequently, the Company has decided to install the slope conveyor sooner than originally planned. The slope conveyor has the capacity (nameplate) to transport up to 2,000 tons of RoM material per hour from the slope bottom and will enable the Company to further improve the planned ramp up of production from the mine.  First coal sales are now expected to be in the week of April 22 instead of this week.

Although the first shipment of coal will be delayed, the establishment of the permanent ventilation system and operations using the mine slope conveyor will allow the Company to commence a typical underground room and pillar mining sequence, significantly increasing mining advance rates and eliminating the haulage bottleneck currently limiting the mine’s production ramp-up.

Connection to the intake ventilation shaft will be made this week allowing the ventilation update necessary to commission the 400-hp main mine fan. The connection to the intake shaft and commissioning the mine fan allows the establishment of the permanent ventilation system.

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Image 1: Processed coal running across product screens at the CHPP

Image 2: Paringa loader mucking RoM material from the mine face

Image 3: Roof bolting operations

Underground operations

Underground mining and bottom development have now transitioned to Paringa, with the slope development contractor demobilising from the site.

Establishment of the permanent ventilation system and operations using the mine slope conveyor allows the Company to commence a typical underground room and pillar mining sequence as well as enabling significantly increased production rates. The slope conveyor has the capacity (nameplate) to transport up of 2,000 tons of coal per hour from the slope bottom.

Surface operations

Installation and commissioning of the slope conveyor enables the underground and surface operations to be integrated. RoM material will travel up the slope conveyor to the slope portal. RoM material then travels on the overland conveyor which then deposits it into the raw coal stockpile for processing at the CHPP.

Coal sales

The change in sequencing of the installation of the mine slope conveyor and establishment of the permanent ventilation system has resulted in a four-week delay in timing to first coal sales, but will significantly increase mining rates through eliminating the haulage bottleneck currently limiting the mine’s production ramp-up. As a result, the net impact of the change in sequence is an effective two week deferral in 2019 coal production and sales.

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.